UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of Registrant’s Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Notice of the Ordinary General Meeting of Shareholders

Filed herewith is a copy of the Notice of the Ordinary General Meeting of Shareholders of Syngenta AG. The full text follows:
# # #

Basel, Switzerland, 28 March 2003

To the ADR Holders of Syngenta AG

Notice of the Ordinary General Meeting of Shareholders
29 April 2003, 10.30 a.m., St. Jakobshalle, Basel, Switzerland

Agenda

1.	Approval of the Annual Report, the annual financial statements and the group consolidated financial statements for the year 2002

The Board of Directors proposes approval.

2.	Discharge of the members of the Board of Directors and the Executive Committee

The Board of Directors proposes that discharge is granted to the members of the Board of Directors and the Executive Committee.

3.	Appropriation of balance sheet profit and dividend decision 2002

The Board of Directors proposes to appropriate the balance sheet profits as follows:

Balance brought forward	CHF	58 004 916
Waived dividend on treasury shares in 2002	CHF	8 905 331
Available earnings 2002	CHF	100 516 327

Available earnings at the disposal of the OGM	CHF	167 426 574

Distribution of a dividend of CHF 0.85 gross for the business year 2002 on 112 564 584 registered shares entitled to dividends	CHF	– 95 679 896

Balance to be carried forward	CHF	71 746 678

4.	Elections to the Board of Directors

The Board of Directors proposes the re-election of Ms. Peggy Bruzelius and Messrs. Peter Doyle, Pierre Landolt and Pedro Reiser, each for a 3 year term of office.

5.	Election of the Auditors and Group Auditors

The Board of Directors proposes the re-election of Ernst&Young AG as Auditors of Syngenta AG and Group Auditors for the business year 2003.

On behalf of the Board of Directors of Syngenta AG Heinz Imhof Chairman

Appendix to the invitation

Notes to the proposals of the Board of Directors

Ad item 4:

The terms of office of the following Board members of Syngenta AG are due to expire at this year's General Meeting:

     Peggy Bruzelius, Peter Doyle, Pierre Landolt and Pedro Reiser.

All four members are standing for re-election.

As set out in Article 20 of the Articles of Incorporation of Syngenta AG the term of office is determined for each member of the Board of Directors at the occasion of its election and shall not exceed 3 years. The several terms of office are co-ordinated so that in each year approximately one third of all members of the Board of Directors are subject to re-election or election.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: March 17 , 2003	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Legal Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary